SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                      LaSalle Re Holdings Limited
             -----------------------------------------------------
                                (Name of Issuer)

                                   COMMON SHARES
             -----------------------------------------------------
                         (Title of Class of Securities)

                         G53830 10 1
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [XX].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G53830 10 1                    13G                  Page 2 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CNA FINANCIAL CORP.
       36-6169860

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE


- --------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH                       1,425,354
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH                     0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                                      1,425,354

- --------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,425,354

- --------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]



- --------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.9%


- --------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          CO


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 3 of 6 Pages





Item 1.     (a)   Name of Issuer:
                    LaSalle Re Holdings Limited

            (b)   Address of Issuer's Principal Executive Offices:
                   25 Church Street
                   P.O. Box HM 1502
                   Hamilton HM FX, Bermuda


Item 2.     (a)   Name of Person Filing:
                       CNA Financial Corporation

            (b)   Address of Principal Business Office:
                   CNA Plaza
                   Chicago, IL  60685

            (c)   Citizenship:
                    Delaware

            (d)   Title of Class of Securities:
                    Common Shares

            (e)   CUSIP Number:
                    G53830 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [XX]  Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )  Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

                                                             Page 4 of 6 Pages


Item 4. Ownership.


The Reporting Person has no understanding or agreement with any other investors or with any other person to act in concert for the puposes of holding, voting, or disposing of the Common Shares or any voting equity securities of the Issuer.

The percentage of the Common Shares beneficially owned by the Reporting Person has been calculated based on the Issuer's representation that as of August 7, 1996, there were 14,397,000 shares of Common Shares outstanding.


Item 5.     Ownership of Five Percent or Less of a Class.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.


As of August 14, 1996, Loews Corporation held as beneficial owner approximately 84% of the outstanding shares of common stock of CNA Financial Corporation, and as such owner, shares the right to vote the common shares and to direct their disposition.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Continental Casualty Company, a wholly owned subsidiary of the reporting person is the beneficial owner of all securities reported herein.

Item 8.     Identification and Classification of Members of the Group.


Item 9. Notice of  Dissolution  of Group.


Item 10.    Certification.

            By signing below I/we certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 5 of 6 Pages

                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I/we certify that the information set forth in this statement is true, complete and correct.


Date:   August 20, 1996

By:       S/DONALD M. LOWRY
   -------------------------------